Exhibit 99.1

RICHMONT MINES INC.
FINANCIAL STATEMENTS

2016

February 17, 2017

Table of contents

Management’s Report	3
Management’s Report on Internal Control over Financial Reporting	4
Independent Auditor’s Report of Registered Public Accounting Firm	5
Consolidated Statements of comprehensive income	7
Consolidated Statements of Changes in Equity	8
Consolidated Statements of Financial Position	10
Consolidated Statements of Cash Flows	12
Notes to Consolidated Financial Statements	13

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 2

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgment in determining reasonable and fair estimates based on International Financial Reporting Standards. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Vice-President, Finance to provide reasonable assurance of the reliability of the Corporation’s financial information and the preparation of the Corporation’s financial statements for the publication of financial information in accordance with International Financial Reporting Standards.

The Board of Directors assumes its responsibilities for the consolidated financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits as well as accounting methods and the system of internal controls. The external auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their audit included tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance
February 17, 2017

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 3

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2016. The framework on which such evaluation was based is contained in the report entitled “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2016.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an audit report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2016, which is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance
February 17, 2017

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 4

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2016, 2015 and 2014 consolidated financial statements and of its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as established by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2016 and 2015 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards (IFRS) as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2016, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 5

Management’s responsibility

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as established by the International Accounting Standards Board. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as established by the International Accounting Standards Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 17, 2017

____________________________
1 CPA auditor, CA public accountancy permit no. A121855

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 (in thousands of Canadian dollars)

	2016	2015	2014
	$	$	$

OPERATIONS
Revenues	168,700	143,733	132,196
Cost of sales (note 3)	124,441	118,140	111,740

GROSS PROFIT	44,259	25,593	20,456

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	18,396	7,435	3,772
Administration (note 5)	12,249	9,809	7,627
Loss (gain) on disposal of long-term assets	298	(102)	639
Changes in asset retirement obligations at closed sites (note 16)	263	814	-
Other expenses	2,584	1,693	-
Other revenues (note 7)	(2,874)	(2,130)	(102)

	30,916	17,519	11,936

OPERATING EARNINGS	13,343	8,074	8,520

Financial expenses (note 8)	454	276	269
Financial revenues (note 9)	(633)	(787)	(436)

EARNINGS BEFORE MINING AND INCOME TAXES	13,522	8,585	8,687

MINING AND INCOME TAXES (note 10)	1,055	1,797	505

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME	12,467	6,788	8,182

EARNINGS PER SHARE (note 11)
Basic and diluted	0.20	0.12	0.18

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	61,039	56,936	45,261

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	62,667	57,697	45,700

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2016 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of common shares
Bought-deal placement	31,096	-	-	31,096
Exchange of restricted share units	380	(380)	-	-
Exchange of deferred share units	564	-	-	564
Exercise of share options	3,699	(1,211)	-	2,488
Exercise of warrants	2,429	(439)	-	1,990

Common shares issue costs	(2,043)	-	-	(2,043)

Share-based compensation	-	2,291	-	2,291

Transactions with Richmont Mines shareholders	36,125	261	-	36,386

Net earnings and total comprehensive income	-	-	12,467	12,467

BALANCE AT DECEMBER 31, 2016	217,837	14,283	(29,665)	202,455

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2015 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of common shares
Bought-deal placement	38,500	-	-	38,500
Exercise of share options	1,088	(343)	-	745

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	2,023	-	2,023

Transactions with Richmont Mines shareholders	37,177	1,680	-	38,857

Net earnings and total comprehensive income	-	-	6,788	6,788

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2014 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of common shares
Bought-deal placement	11,673	-	-	11,673
Exercise of share options	1,594	(505)	-	1,089

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,594	-	1,594

Transactions with Richmont Mines share holders	12,333	1,089	-	13,422

Net earnings and total comprehensive income	-	-	8,182	8,182

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2016	2015
	$	$

ASSETS

CURRENT ASSETS
Cash	75,113	61,028
Receivables (note 12)	4,105	5,111
Income and mining tax assets	-	2,091
Exploration tax credits receivable	168	1,965
Inventories (note 13)	10,019	11,285

	89,405	81,480

RESTRICTED DEPOSITS (note 16 d)	838	831

PROPERTY, PLANT AND EQUIPMENT (note 14)	159,127	124,741

DEFERRED INCOME AND MINING TAX ASSETS (note 10)	3,123	-

TOTAL ASSETS	252,493	207,052

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	21,411	28,907
Income and mining taxes payable	339	1,909
Current portion of long-term debt (note 15)	5,961	3,064
Current portion of asset retirement obligations (note 16 c)	130	260
Deferred Share Units payable (note 6.2 c)	549	-
	28,390	34,140

LONG-TERM DEBT (note 15)	6,513	7,264

ASSET RETIREMENT OBLIGATIONS (note 16 c)	10,038	9,621

DEFERRED INCOME AND MINING TAX LIABILITIES (note 10)	5,097	2,425

TOTAL LIABILITIES	50,038	53,450

EQUITY
Share capital (note 17)	217,837	181,712
Contributed surplus	14,283	14,022
Deficit	(29,665)	(42,132)

TOTAL EQUITY	202,455	153,602

TOTAL LIABILITIES AND EQUITY	252,493	207,052

Commitments and subsequent event (note 20)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Renaud Adams	Michael Pesner
Director	Director

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (in thousands of Canadian dollars)

	2016	2015	2014
	$	$	$

OPERATING ACTIVITIES
Net earnings	12,467	6,788	8,182
Adjustments for:
Depreciation and depletion	31,279	24,198	21,808
Income and mining taxes received (paid)	(67)	(1,123)	1,304
Interest revenues	(653)	(686)	(409)
Interest on finance lease obligations	384	194	158
Share-based compensation	3,862	2,258	2,008
Share-based compensation settled in cash	-	-	(60)
Adjustment to closure allowance	62	24	(60)
Changes in asset retirement obligations at closed sites	263	814	-
Accretion expense – asset retirement obligations	70	81	111
Loss (gain) on disposal of long-term assets	298	(102)	639
Mining and income taxes	1,055	1,797	505
	49,020	34,243	34,186
Net change in non-cash working capital items (note 18)	(856)	8,121	(6,907)

Cash flows from operating activities	48,164	42,364	27,279

INVESTING ACTIVITIES
Guaranteed investment certificate	-	474	2,650
Restricted deposits	(7)	185	(704)
Interest received	646	683	390
Property, plant and equipment – Island Gold Mine	(57,204)	(48,938)	(20,168)
Property, plant and equipment – Beaufor Mine	(4,799)	(1,390)	(1,623)
Property, plant and equipment – Other	(1,260)	(1,770)	(1,261)
Disposition of property, plant and equipment	-	201	390

Cash flows used in investing activities	(62,624)	(50,555)	(20,326)

FINANCING ACTIVITIES
Advanced royalty payment	(1,000)	(1,000)	-
Payments of asset retirement obligations	(601)	(157)	(74)
Issue of common shares	35,574	39,245	12,762
Common shares issue costs	(2,043)	(2,411)	(934)
Interest paid	(375)	(191)	(160)
Payments of finance lease obligations	(3,010)	(1,540)	(825)

Cash flows from financing activities	28,545	33,946	10,769

Net change in cash	14,085	25,755	17,722

Cash, beginning of year	61,028	35,273	17,551

Cash, end of year	75,113	61,028	35,273

The accompanying notes are an integral part of the consolidated financial statements.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016, 2015 and 2014 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2016, as established by the International Accounting Standards Board.

Richmont Mines inc. is the parent company. The address of the head office is 161 avenue Principale, Rouyn-Noranda, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Market (NYSE MKT), under the symbol “RIC”. On January 18, 2017, the Corporation transferred the listing of its shares from the NYSE MKT to the New York Stock Exchange (NYSE).

2.	Summary of accounting policies

2.1.	Overall considerations

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method.

2.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the International Accounting Standards Board (“IASB”) published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation is continuing to evaluate the impact of the new guidance on the consolidated financial statements.

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IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16 which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statements of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

2.4.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2016. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100% owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2016, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.5.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the consolidated statements of comprehensive income in “Financial revenues” or “Financial expenses”.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

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2.6.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenues include precious metals revenue (gold and silver) and other revenues include milling revenue.

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is rendered by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the consolidated statements of comprehensive income.

2.7.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.8.	Share-based compensation

The Corporation offers long-term incentive plans that permit the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”), deferred share units (“DSUs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimate reliably the fair value of the services received. When applicable, the fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated statements of comprehensive income. For grants settled in cash or equity instrument at the discretion of the Corporation such as RSUs, the compensation is considered as contributed surplus because the Corporation has no past practice to settle such grants in cash. For grants settled in cash such as the DSUs, the compensation is considered a liability.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of grants expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods.

At the date of settlement of Options and RSUs, the proceeds received are allocated to share capital, and the accumulated expenses recorded in contributed surplus are then transferred to share capital.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 15

At the date of settlement of SARs, DSUs and Retention Awards, the Corporation shall re-measure the liability to its fair value. If the entity issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as consideration for the equity instruments issued. If the entity pays in cash on settlement rather than issuing equity instruments, that payment amount shall be applied to settle the liability in full.

2.9.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods;

  compiling pre-feasibility and feasibility studies.

Exploration expenditures relate to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

Exploration and project evaluation expenditures are not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that a project has demonstrated a potential for development and an economic analysis which will be presented to, and formally approved by the Board of Directors, demonstrates the commercial viability and economic benefits of the project. There can be two different types of economic analysis that can be produced and relied upon, which indicate whether development of a property is economically feasible:

  One type is in the form of preliminary economic analysis showing the profitability of the project based on Measured or Indicated Resources;

  The second type is in the form of a pre-feasibility study or a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that pre-feasibility study or the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

The actual type of analysis that is prepared either internally or with the help of, or by third parties depends on factors such as the level of knowledge about the property and the project, the potential size of such project and whether the project is related or in close proximity to an existing Corporation mining site.

If the analysis demonstrates the technical feasibility and commercial viability of developing a mineral deposit identified through the exploration phase or if the analysis demonstrates a significant potential for probable future economic benefits, and if management decides to pursue the project, it is then presented to the Corporation’s Board of Directors for review and approval.

Once the commercial viability and economic benefits has been determined and approved by the Board of directors the project is classified as an Advance Exploration Project (note 2.15). Subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

2.10.	Mining and income taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the consolidated statements of comprehensive income unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 16

Current income taxes and mining taxes

Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes

Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the consolidated statements of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences and are always provided in full;

  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;

  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized directly in equity, in which case the related deferred tax is also recognized in equity.

2.11.	Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting earnings attributable to common equity holders and the weighted average number of common shares outstanding for dilutive potential common shares. The Corporation’s potentially dilutive common shares comprise stock options, warrants, RSUs and DSUs. The number of shares included is computed unless they are anti-dilutive. DSUs were excluded because they are anti-dilutive. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common share. The proceeds from the exercise of such instruments are assumed to be used to purchase common shares at the average market price for the period and the difference between the number of shares and the number of shares assumed to be purchased are included in the calculation.

2.12.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

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2.13.	Exploration tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 12% of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred. The exploration tax credits are recognized when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.14.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply, ore and precious metals inventories is determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 3).

2.15.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Advanced exploration projects

Expenditures incurred on properties identified as having commercial viability and economic benefits (note 2.9) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, asset retirement costs (note 2.17) and are accounted for net of secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

Depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. For mines other than Island Gold, the depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. During the year ended December 31, 2015, for the Island Gold Mine, in order to better reflect the estimated period during which this mine will remain in production, the Corporation started to account for depletion considering the development costs incurred to develop the lower levels of the mine and also changed the depletion estimation methodology for the remaining development and other capitalized costs of the mine. Since then, the depletion rate of the Island Gold Mine is calculated in accordance with the number of ounces of gold sold using proven and probable reserves and a portion of measured and indicated resources. The depletion calculation also takes into account future developments and equipment costs necessary to access these reserves and resources. This change in methodology is considered a change in estimate and has been accounted for prospectively from January 1, 2015. The effect of this change in estimate was a decrease of the depletion expense by $1.9 million for the year ended December 31, 2015. As at December 31, 2015, it was impracticable for the Corporation to determine the impact of this change in accounting estimate on future periods.

The depreciation is presented as depreciation and depletion and is included in the cost of sales.

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Depreciation

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of property, plant and equipment is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years

  Leasehold improvements: 5 years

  Equipment and mobile equipment: 2 to 5 years

Others

Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in the consolidated statements of comprehensive income.

2.16.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and advanced exploration projects are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate discount rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each asset or cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) if no impairment loss had been recognized for the asset in prior years.

2.17.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

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Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. For operating sites, the cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period. For properties where mining activities have ceased, changes are charged directly to earnings.

Costs of asset retirement are deducted from the provision when incurred.

2.18.	Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance expenses.

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.19.	Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting are the same as those used in its consolidated financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Administration expenses (including share-based compensation and corporate office remuneration);

  Exploration expenses of mining properties not located on mining sites in production;

  Exploration tax credits of mining properties not located on mining sites in production.

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In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.20.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options, warrants and RSUs are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus. If shares are issued as payment for DSUs, the share capital account comprises the compensation costs previously recorded as a liability.

Unit placements

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity

Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued and the settlement of the RSUs as remuneration.

Retained earnings (deficit) include all current and prior period retained earnings or losses.

All transactions with owners of the Corporation are recorded separately within equity.

2.21.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets of the Corporation are classified into loans and receivables category upon initial recognition.

The category determines subsequent measurement and resulting income and expense is recognized in net earnings.

All financial assets are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenues or administrative expenses, if applicable.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash and receivables (except taxes receivable and workers’ compensation receivable) fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

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Financial liabilities

The Corporation’s financial liabilities include payables, accruals (except salaries and related benefits payable), advanced royalty payments, contract payment holdbacks and the closure allowance.

Financial liabilities are measured subsequently at amortized cost using the effective interest method.

2.22.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;

  the most critical management judgments in applying accounting policies.

Critical accounting estimates and assumptions

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources.

The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statements of financial position, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

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Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based compensation expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs

The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses

Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Significant management judgments in applying accounting policies

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

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3.	Cost of sales

The cost of sales includes the following items:

	2016	2015	2014
	$	$	$

Operating costs	90,194	92,525	87,826
Royalties	3,407	1,953	2,335
Depreciation and depletion	30,840	23,662	21,579

	124,441	118,140	111,740

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2016	2015	2014
	$	$	$

Island Gold Mine	14,802	4,600	771
Beaufor Mine	2,027	2,679	1,733
Wasamac property	72	94	169
Other properties	28	32	156
Project evaluation	743	521	357

Exploration and project evaluation before depreciation and exploration tax credits	17,672	7,926	3,186

Depreciation	39	41	71
Exploration tax credits, including adjustments[1]	685	(532)	515

	18,396	7,435	3,772
1

In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in « administration ».

In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded a $350 reduction of the exploration tax credits.

In 2016, the Corporation filed its 2015 income tax returns and reduced its current taxes by using fiscal expenses carried forward instead of using exploration tax credits, as had been originally planned and recorded in 2015.

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5.	Administration

The administration expenses include the following items:

	2016	2015	2014
	$	$	$

Salaries, director’ fees and related benefits	4,146	3,678	2,484
Severance compensation to Executives and other employees[1]	-	902	1,269
Share-based compensation	3,683	2,081	1,506
Consultants and professional fees	1,343	1,203	851
Depreciation	251	151	158
Miscellaneous	2,826	1,794	1,359

	12,249	9,809	7,627
[1]

Severance compensation is related in 2015 to the departure of the Chairman of the Board and in 2014, to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer.

6.	Employees and directors remuneration

6.1.	Employees and directors remuneration

Expenses recognised for employees and directors remuneration are presented below:

	2016	2015	2014
	$	$	$

Salaries and related benefits	53,896	45,840	40,432
Severance compensation	288	902	1,050
Directors’ fees and related benefits	499	525	515
Share-based compensation	3,862	2,258	2,008
Defined contribution plans	1,454	1,240	1,085
State plans	1,260	1,125	1,115

	61,259	51,890	46,205

Less: salaries capitalized in property, plant and equipment	10,603	5,767	5,297

	50,656	46,123	40,908

6.2.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan (the “Actual Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and others providing ongoing services to the Corporation.

The policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. Prior to 2015, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a period of four years, and expiring six years after the date of grant; or options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

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A summary of the status of options outstanding under the Corporation’s Actual Plan and changes during the years 2016, 2015 and 2014 is presented below:

		2016		2015		2014
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	2,140	3.61	2,345	3.14	2,505	2.64
Granted	380	7.81	403	3.90	879	3.38
Exercised	(659)	2.82	(439)	1.70	(605)	1.65
Forfeited	(26)	2.34	(169)	2.76	(434)	2.84

Options outstanding, end of year	1,835	4.78	2,140	3.61	2,345	3.14

Exercisable options, end of year	835	4.15	849	3.78	876	2.87

The weighted average market share price at the date of exercise was $9.40 in 2016 ($3.97 in 2015, $2.88 in 2014). In 2016, the Corporation recorded a compensation expense of $1,133 ($1,162 in 2015, $963 in 2014).

The following table summarizes information about the options issued under the Corporation’s Actual Plan at December 31, 2016:

	Options outstanding at			Exercisable options at
	December 31, 2016			December 31, 2016
		Weighted
Exercise		average	Weighted		Weighted
price	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$
$1.08 to $1.29	212	1.9	1.14	151	1.16
$2.19 to $2.34	46	2.6	2.30	6	2.24
$2.51 to $3.31	170	2.8	3.11	100	3.00
$3.73 to $4.20	675	3.1	3.87	296	3.81
$6.09 to $6.57	572	2.4	6.39	282	6.57
$8.79 to $10.37	160	4.5	10.17	-	-

	1,835	2.8	4.78	835	4.15

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. The Corporation ended the Initial Plan in 2012.

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A summary of the status of options outstanding under the Corporation’s Initial Plan and changes during the years 2016, 2015 and 2014 is presented below:

		2016		2015		2014
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	60	10.53	567	7.62	935	6.93
Exercised	(55)	10.39	-	-	(25)	3.55
Forfeited	-	-	(50)	10.87	(193)	7.76
Expired	(5)	12.03	(457)	6.89	(150)	3.79

Options outstanding, end of year	-	-	60	10.53	567	7.62

Exercisable options, end of year	-	-	60	10.53	444	6.60

The weighted average market share price at the date of exercise was $12.04 in 2016 ($3.69 in 2014). In 2016, the Corporation recorded a compensation expense of $3 ($44 in 2015 and $146 in 2014).

b)	Restricted share units

The Corporation’s Actual Plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

A summary of the status of RSUs outstanding under the Corporation’s Actual Plan and changes during the years 2016, 2015 and 2014 is presented below:

	Number of restricted share units
	(in thousands)
	2016	2015	2014

Restricted share units outstanding, beginning of year	193	187	-
Granted	265	16	187
Released for common shares	(101)	-	-
Forfeited	(19)	(10)	-

Restricted share units outstanding, end of year	338	193	187

The weighted average fair value of granted RSUs was $6.32 in 2016 ($4.08 in 2015 and $3.73 in 2014).

The weighted average market share price at the date of the release for common shares was $6.98 in 2016. In 2016, the Corporation recorded a compensation expense of $938 ($350 in 2015, $32 in 2014).

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 27

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for its directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated statements of comprehensive income.

In 2016, the Corporation granted 110,000 DSUs to directors (none in 2015), released 47,000 shares as payment for 47,000 DSU and recorded a compensation expense of $1,113 (none in 2015). As at December 31, 2016, 63,000 DSUs were outstanding (none as at December 31, 2015) for which the compensation liability was $549 (none as at December 31, 2015).

d)	Retention awards

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2016, the total amount that could be paid as Retention Awards under these agreements is $1.75 million ($1.75 million in 2015, $2.0 million in 2014). The cost recorded in 2016 is $458 ($235 in 2015, $456 in 2014) and the liability to this effect amounts to $1,692 as at December 31, 2016 ($1,234 in 2015, $982 in 2014), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

e)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vested in thirds on December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. During the year, 25,000 were exercised (none in 2015) and the weighted average market share price at the date of exercise was $7.47.

In 2016, the Corporation recorded a compensation expense of $217 ($467 in 2015, $102 in 2014). As at December 31, 2016, 775,000 options are outstanding and 508,333 are exercisable (266,666 in 2015).

f)	Fair value of share options granted

During 2016, the Corporation granted 380,000 share options to a director, an officer and employees (403,000 in 2015 and 1,679,100 in 2014 to directors, officers and employees).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $3.39 ($1.81 in 2015 and $1.45 in 2014).

The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2016	2015	2014

Exercise price	$7.81	$3.90	$2.99
Share price	$7.81	$3.90	$2.99
Risk-free interest rate	0.6%	0.7%	1.4%
Expected life	3.6 years	3.7 years	3.9 years
Expected volatility	59%	61%	63%
Expected dividend yield	0.0%	0.0%	0.0%

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 28

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

As of December 31, 2016, a total of 3,568,114 options, RSUs and DSUs could still be issued (3,410,014 in 2015). Options issued outside of plans are not accounted for in this calculation.

7.	Other revenues

Other revenues include, among others, custom milling, revenues from the sale of scrap material and rental revenue.

8.	Financial expenses

The financial expenses consist of the following items:

	2016	2015	2014
	$	$	$

Accretion expense – asset retirement obligations	70	82	111
Interest on finance lease obligations	384	194	158

	454	276	269

9.	Financial revenues

The financial revenues consist of the following items:

	2016	2015	2014
	$	$	$

Interest on cash	653	686	409
Foreign exchange gain (loss)	(20)	101	27

	633	787	436

10.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2016	2015	2014
	$	$	$

Current taxes	1,506	1,698	78
Deferred taxes (recovery)	(451)	99	427

	1,055	1,797	505

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 29

The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.61% (26.68% in 2015 and 26.71% in 2014) to earnings before mining and income taxes as a result of the following:

	2016	2015	2014
	$	$	$

Earnings before mining and income taxes	13,522	8,585	8,687

Tax expense at combined statutory rate	3,598	2,290	2,320
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	-	(408)	(354)
Deductible mining taxes	(1,046)	716	(130)
Recording of deferred income tax assets unrecognized previously	(8,282)	(829)	(2,877)
Impact of the change in tax rates	881	(109)	1,418
Adjustment of previously deferred taxes	(169)	(1,217)	(327)
Non deductible expenses	1,051	554	492
Deferred income tax assets unrecognized on temporary differences during the year	204	-	71
Other	(44)	(35)	12

Income taxes	(3,807)	962	625
Mining tax	4,862	835	(120)

Total mining and income tax expense	1,055	1,797	505

Differences arising between the actual results following final resolution of some of these claims and the assumptions made could necessitate adjustments to the credit on duties refundable for losses and income tax expenses in future periods.

	Balance		Balance
	January 1,	Recognized	December 31,
	2016	in net income	2016
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,654)	(1,957)	(4,611)
Property, plant and equipment - debtor	258	1,512	1,770
Asset retirement obligations	200	97	297
Exploration credits	(264)	262	(2)
Severance pay	35	537	572

	(2,425)	451	(1,974)

Presented in the consolidated statements of financial position:
Deferred income and mining tax assets			3,123
Deferred income and mining tax liabilities			(5,097)

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 30

	Balance		Balance
	January 1,	Recognized	December 31,
	2015	in net income	2015
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,521)	(133)	(2,654)
Property, plant and equipment - debtor	259	(1)	258
Asset retirement obligations	176	24	200
Exploration credits	(265)	1	(264)
Severance pay	25	10	35

	(2,326)	(99)	(2,425)

Presented in the consolidated statements of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,425)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2016
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	2,606	(5,447)	(2,841)
Asset retirement obligations	297	-	297
Exploration credits	-	(2)	(2)
Severance pay	572	-	572

Recognized deferred tax assets and liabilities	3,475	(5,449)	(1,974)

	December 31, 2015
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	258	(2,654)	(2,396)
Asset retirement obligations	200	-	200
Exploration credits	-	(264)	(264)
Severance pay	35	-	35

Recognized deferred tax assets and liabilities	493	(2,918)	(2,425)

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 31

The Corporation has the following timing differences:

	December 31, 2016
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	38,283	101,152	6,863
Asset retirement obligations	10,168	10,168	-
Deductible future mining taxes	5,097	5,097	-
Severance pay	834	2,966	888
Share issue costs	3,454	3,454	-

	57,836	122,837	7,751

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $17,712.

	December 31, 2015
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	67,352	114,275	1,237
Asset retirement obligations	9,881	9,881	3,727
Deductible future mining taxes	2,425	2,425	-
Severance pay	2,209	2,209	749
Share issue costs	2,697	2,697	-

	84,564	131,487	5,713

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $24,922.

11.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2016	2015	2014

Weighted average number of shares used in basic earnings per share (in thousands)	61,039	56,936	45,261

Shares deemed to be issued in respect of stock option purchase plans, warrants and RSUs (in thousands)	1,628	761	439

Weighted average number of shares used in diluted earnings per share (in thousands)	62,667	57,697	45,700

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 32

12.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2016	2015
	$	$

Taxes receivable	2,745	3,789
Prepayments and deposits	776	821
Workers’ compensation receivable	89	-
Others	495	501

	4,105	5,111

13.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2016	2015
	$	$

Precious metals	260	1,313
Ore	4,492	5,328
Supplies	5,267	4,644

	10,019	11,285

During the year ended December 31, 2016, no write-down of inventories was recognized as an expense (write-down of inventories of $61 in 2015 and $41 in 2014). There was no reversal of write-down in 2016, 2015 and 2014.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 33

14.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings and refining equipment	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and mobile equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2016	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853
Additions	300	37,049	6,362	21,613	65,324	80	53	133	65,457
Disposals and write-off	-	-	(419)	(561)	(980)	(5)	(309)	(314)	(1,294)
Transfers	-	-	-	131	131	-	(131)	(131)	-
Adjustments to the asset retirement obligations	-	876	-	-	876	-	-	-	876
Balance at December 31, 2016	5,411	180,807	36,797	74,482	297,497	1,705	690	2,395	299,892
Depreciation and depletion
Balance at January 1, 2016	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112
Depreciation and depletion	566	18,228	4,506	7,696	30,996	110	173	283	31,279
Disposals and write-off	-	-	(195)	(390)	(585)	-	(41)	(41)	(626)
Transfers	-	-	-	60	60	-	(60)	(60)	-
Balance at December 31, 2016	2,467	87,727	16,110	33,209	139,513	675	577	1,252	140,765
Carrying amount at December 31, 2016	2,944	93,080	20,687	41,273	157,984	1,030	113	1,143	159,127

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 34

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings and refining equipment	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and mobile equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2015	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	174,517
Additions	-	29,266	15,344	15,218	59,828	15	91	106	59,934
Disposals and write-off	-	-	(20)	(405)	(425)	(5)	(74)	(79)	(504)
Transfers	-	-	1	14	15	(1)	(14)	(15)	-
Adjustments to the asset retirement obligations	-	906	-	-	906	-	-	-	906
Balance at December 31, 2015	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853
Depreciation and depletion
Balance at January 1, 2015	1,270	53,794	9,221	21,123	85,408	456	456	912	86,320
Depreciation and depletion	631	15,705	2,598	5,081	24,015	109	74	183	24,198
Disposals and write-off	-	-	(20)	(361)	(381)	-	(25)	(25)	(406)
Balance at December 31, 2015	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112
Carrying amount at December 31, 2015	3,210	73,383	19,055	27,456	123,104	1,065	572	1,637	124,741

During the year ended December 31, 2016, the Beaufor Mine’s average depletion rate was 99 dollars per ounce sold (56 dollars in 2015), the Island Gold Mine’s average depletion rate was 345 dollars per ounce sold (349 dollars in 2015) and the Monique Mine’s average depletion rate was 28 dollars per ounce sold (153 dollars in 2015). Camflo Mill had an average depletion rate of 3.46 dollars per processed tonne for the year ended December 31, 2016 (3.75 dollars in 2015).

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 35

15.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2016	2015
	$	$

Finance lease obligations a)	8,683	6,057
Contract payment holdbacks b)	1,500	1,500
Long-term share-based compensation (note 6.2 d)	1,692	1,234
Closure allowance c)	599	537
Advanced royalty payment d)	-	1,000

	12,474	10,328

Current portion	5,961	3,064

	6,513	7,264

a)

During the year ended December 31, 2016, the Corporation acquired mobile equipment at a cost of $5,636 via four finance leases ($4,685 via six finance leases in 2015). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

The net carrying value of the mobile equipment under finance leases amounts to $10,649 ($7,020 in 2015).

Future minimum finance lease payments at December 31, 2016 are as follows:

			Minimum lease payments due
	2017	2018	2019	2020	2021	Total

December 31, 2016:
Lease payments	4,115	2,418	2,113	571	101	9,318
Finance charges	(345)	(189)	(85)	(14)	(2)	(635)

Net present values	3,770	2,229	2,028	557	99	8,683

b)

Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2016, the Corporation has not yet deemed that the work completed by the supplier meets requirements and estimates that a payment of $500 of the holdback will occur in the next year.

c)

This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2019. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

d)

On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015, a payment of $1,000 on January 3, 2016 and made an additional payment of $300 on January 3, 2017. In the event that there is production from these claims, advance royalty payments will continue in the amount of $300 as of January 3, 2018, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 36

16.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Changes in asset retirement obligations

The following table sets forth the variation in the asset retirement obligations for the years ended December 31, 2016 and 2015:

	2016	2015
	$	$

Balance, beginning of year	9,881	8,237
Accretion expense	70	81
Payments – Monique Mine	(123)	(135)
Payments – Francoeur Mine	(478)	(22)
Changes to estimated cash flow and payment schedules at operating sites	876	906
Changes to estimated cash flow and payment schedules at closed sites	263	814
Disposal of the Francoeur property	(321)	-

Balance, end of year	10,168	9,881

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and is 3.5% (varies between 3.0% and 3.5% in 2015) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 0.8% and 1.6% (between 0.6% and 1.3% in 2015). The payments schedule was determined by taking into account the proven and probable reserves (and a portion of measured and indicated resources for Island Gold Mine), the estimated annual production level and the estimated mine life. The following table sets forth the estimated undiscounted cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2016:

	Total amount	Anticipated
	of the estimated	cash flows
	cash flows	payment schedule
2016	$

Island Gold Mine	3,318	2023 and after
Beaufor Mine	1,383	2019 and after
Camflo Mill	4,280	2019 and after
Monique Mine	1,725	2017 and after
Francoeur Mine	50	2017

	10,756

In 2016 and 2015, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine, Camflo Mill and the Island Gold Mine were revised to take into account their updated estimated reserves (and a portion of resources for Island Gold Mine) and their estimated mine life.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 37

c)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations:

	December 31,	December 31,
	2016	2015
	$	$

Camflo Mill	4,137	4,154
Island Gold Mine	2,969	2,000
Monique Mine	1,676	1,536
Beaufor Mine	1,336	1,342
Francoeur Mine	50	849

	10,168	9,881

Current portion	130	260

	10,038	9,621

d)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2016, the Corporation has $117 in restricted deposits with the Quebec government, $721 in restricted deposits ($708 in 2015) with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2015). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2016 and 2015:

	2016	2015
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	721	708
Beaufor Mine	107	107
Other	10	10

	838	825

Other	-	6

	838	831
Letters of credit[1]
Camflo Mill	3,339	2,505
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	-	471
Monique Mine	-	948
Beaufor Mine	793	488

	5,111	5,391

[1]	Letters of credit are secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $30,736 ($21,151 in 2015).

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 38

17.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2016	Number	2015	Number	2014
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	58,340	181,712	48,276	144,535	39,596	132,202
Issue of common shares for cash:
Bought-deal placement a)	2,990	31,096	9,625	38,500	8,050	11,673
Exercise of share options a)	739	3,699	439	1,088	630	1,594
Exercise of warrants b)	813	2,429	-	-	-	-
Common shares issue costs, net of future tax asset a)	-	(2,043)	-	(2,411)	-	(934)
Shares issued in exchange of restricted share units a)	101	380	-	-	-	-
Shares issued in exchange of deferred share units a)	47	564	-	-	-	-

Balance, end of year	63,030	217,837	58,340	181,712	48,276	144,535

a)	Issue of shares

On June 7, 2016, the Corporation issued a total of 2,990,000 common shares through a bought-deal basis with a syndicate of underwriters, at a price of $10.40 per share. This included the entire over-allotment option of 390,000 common shares, and generated aggregate gross proceeds of $31,096. Share issue costs of $2,043 were incurred relating to the issuance of common shares. A deferred tax asset of $543 related to the share issue cost was not recognized.

In 2016, the Corporation issued 739,284 common shares (438,740 in 2015 and 630,120 in 2014) following the exercise of stock options and received cash proceeds in the amount of $2,488 ($745 in 2015 and $1,089 in 2014). Contributed surplus was reduced by $1,211 ($343 in 2015 and $505 in 2014) which represents the fair value of the exercised stock options.

In 2016, the Corporation issued 101,262 common shares following the vesting of restricted share units (none in 2015). Contributed surplus was reduced by $380 which represents the recorded fair value of the restricted share units.

In 2016, the Corporation issued 47,000 common shares as payment for 47,000 deferred share units (none in 2015). Deferred share units payable was reduced by $564 which represents the recorded fair value of the deferred share units.

On February 11, 2015, the Corporation issued a total of 9.625 million common shares through a bought-deal basis with a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38,500. A share issue cost of $2,411 was incurred relating to the issuance of common shares. A deferred tax asset of $637 related to the share issue cost was not recognized.

On April 23, 2014, the Corporation issued a total of 8.05 million common shares through a bought-deal basis with a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognized.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 39

b)	Warrants

In 2013, the Corporation issued 812,500 warrants with an exercise price of $2.45 per share and expiring in August 2016. In 2016, the Corporation issued 812,500 common shares following the exercise of warrants (none in 2015) and received cash proceeds in the amount of $1,990 and contributed surplus was reduced by $439. As at December 31, 2016, there are no warrants outstanding.

18.	Consolidated statements of cash flows

	2016	2015	2014
	$	$	$

Net change in non-cash working capital items

Receivables	1,013	(1,969)	(207)
Exploration tax credits receivable	879	895	442
Inventories	1,266	2,529	(4,739)
Payables, accruals and provisions	(4,014)	6,666	(2,403)

	(856)	8,121	(6,907)
Supplemental information
Transactions with no impact on cash flows:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	876	906	266

Payables, accruals and provisions related to property, plant and equipment	3,153	6,645	3,894

Increase in long-term debt related to property, plant and equipment	5,636	5,069	2,116

During the year 2016, $918 in exploration tax credits receivable ($2,440 in 2015) was used to reduce income and mining taxes payable.

In 2015, an amount of $17, included in long-term share-based compensation, was recorded as an increase in property, plant and equipment ($42 in 2014). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 included in exploration tax credits receivable, was recorded as a reduction in property, plant and equipment.

During the year 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statements of cash flows as it is a non-cash event.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 40

19.	Related party transactions

Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President and Chief Executive Officer, the Vice-President, Business Development, the Vice-President, Exploration, the Vice-President, Finance, the Vice-President, Investor Relations and the Vice-President, Operations. Key management personnel remuneration includes the following expenses.

	2016	2015	2014
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	3,251	2,643	2,082
Related benefits	187	148	110
Professional fees	-	-	249
Severance compensation	-	840	945

Total short-term benefits	3,438	3,631	3,386

Post-employment benefits
Defined contribution pension plan	48	32	22
State plan	27	26	23

Total post-employment benefits	75	58	45

Share-based compensation	2,628	1,592	1,256

	6,141	5,281	4,687

During 2016, key management exercised 346,451 share options (331,200 in 2015 and 105,000 in 2014), with a total exercise price of $972 ($525 in 2015 and $192 in 2014) and they received 26,665 common shares following the vesting of restricted share units.

20.	Commitments and subsequent event

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property, $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;

  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;

  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 41

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015, a payment of $1,000 on January 3, 2016 and made an additional payment of $300 on January 3, 2017. In the event that there is production from these claims, advance royalty payments will continue in the amount of $300 as of January 3, 2018, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $669 for office space. Minimum rental payments amount to $302 for 2017, $152 for 2018 and 2019 and $63 for 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $105.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2017.

On January 16, 2017, Richmont signed an agreement with Probe Metals inc (“Probe”) to sell an interest of up to 60% in the Monique property. Probe needs to make expenditures in the amount of $500 annually, from January 16, 2018 to January 16, 2021. Subject to completion of the option, the Corporation will transfer to Probe an undivided 60% legal and beneficial interest in the Monique property and the parties will then form a joint venture. Probe will be the operator with all responsibility for the operations of the property. Probe shall be responsible for the remediation of all surface and environmental disturbances resulting from all activities on the property. The parties shall be responsible for the closure liabilities up to $1,445 on a pro rata basis and Richmont will be solely responsible for any liabilities in excess of such amount.

21.	Contingencies

The Corporation is involved in the following legal proceedings against the Corporation:

a)

The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)

On October 6, 2016, The Corporation received a notice of arbitration from the owner of a royalty agreement. This company claims that the Corporation should pay 2% NSR on 4 claims on 31% of the value of production since the Corporation is already paying a royalty on 69% of those claims. The Corporation is contesting this position since it did not own 100% of the property of those claims when the royalty agreement was signed.

Management is of the opinion that the basis of the litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2016, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work.

On July 20, 2016, an agreement was signed between the Corporation and a supplier to settle a claim related to extra costs stemming from work not previously authorized by the Corporation as stated in the contract. The Corporation made a payment in the amount of $0.2 million that ended the arbitration process.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 42

22.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

23.	Financial instruments and risk management

a)	Fair value

The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2016		December 31, 2015
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Loans and receivables
Cash[1]		75,113	75,113	61,028	61,028
Receivables[1]		495	495	501	501

		75,608	75,608	61,529	61,529
Financial liabilities, at amortized cost
Payables, accruals and provisions[1]		10,588	10,588	20,226	20,226
Advanced royalty payment[2]	Level 2	-	-	1,000	1,000
Finance lease obligations[2]	Level 2	8,683	8,683	6,057	6,057
Contract payment holdbacks[2]	Level 2	1,500	1,500	1,500	1,500
Closure allowance[2]	Level 2	599	599	537	537

		21,370	21,370	29,320	29,320
[1]

The Corporation owns and assumes financial assets and liabilities such as cash and receivables (except taxes receivable and workers’ compensation receivable), as well as payables, accruals and provisions (except salaries and related benefits payable). The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]

The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the advanced royalty payment, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

b)	Fair value hierarchy

Financial instruments recognized at fair value and financial instruments measured at amortized cost for which the fair value is disclosed on the consolidated statements of financial position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1: quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2: valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3: valuation techniques with significant unobservable market inputs.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 43

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are either earned in or based on U.S. dollars precious metal prices, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2016 and 2015 the Corporation did not enter into any forward exchange contracts. At December 31, 2016 and 2015, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 15% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2016 (+/- 17% for the reporting period ended December 31, 2015 and +/- 9% for the reporting period ended December 31, 2014). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2016	+/- 15% (US$ / CAN$)	+/- 18,479
2015	+/- 17% (US$ / CAN$)	+/- 17,544
2014	+/- 9% (US$ / CAN$)	+/- 8,592

Commodity price risk

The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2016, 2015 and 2014, the Corporation did not enter into any hedging contracts for its gold production.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 44

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2016
Average exchange rate (US$/CAN$) 1.3248	+/- 10%	+/- 12,184
2015
Average exchange rate (US$/CAN$) 1.2787	+/- 10%	+/- 10,367
2014
Average exchange rate (US$/CAN$) 1.1045	+/- 10%	+/- 9,566

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable and workers’ compensation receivable) and cash. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

The Corporation invests its cash in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2016 and 2015, the Corporation’s cash is held through one financial institution.

As at December 31, 2016, the cash was invested with an effective rate of 0.9% (0.9% as at December 31, 2015).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the finance lease obligations, contracts payment holdbacks and closure allowance are disclosed in note 15.

24.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2016 compared to annual consolidated financial statements of 2015 and 2014 in the basis of segmentation or the basis of evaluation of segment result.

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 45

2016
Segmented information
concerning the consolidated				Exploration,
statement of comprehensive			Total	corporate
income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	33,551	135,149	168,700	-	168,700
Cost of sales	31,653	92,788	124,441	-	124,441

Gross profit	1,898	42,361	44,259	-	44,259

Exploration and project evaluation	2,034	14,802	16,836	1,560	18,396
Administration	-	-	-	12,249	12,249
Loss (gain) on disposal of long-term assets	-	394	394	(96)	298
Changes in asset retirement obligations at closed sites	263	-	263	-	263
Other expenses	2,584	-	2,584	-	2,584
Other revenues	(2,835)	(14)	(2,849)	(25)	(2,874)

	2,046	15,182	17,228	13,688	30,916

Operating earnings (loss)	(148)	27,179	27,031	(13,688)	13,343

Financial expenses	44	410	454	-	454
Financial revenues	(4)	(9)	(13)	(620)	(633)

Earnings (loss) before taxes	(188)	26,778	26,590	(13,068)	13,522

Addition of property, plant and equipment	5,974	57,204	63,178	85	63,263

Current assets	4,707	20,862	25,569	63,836	89,405
Restricted deposits	107	721	828	10	838
Property, plant and equipment	10,696	146,903	157,599	1,528	159,127
Deferred income and mining tax assets	-	-	-	3,123	3,123
Total assets	15,510	168,486	183,996	68,497	252,493

Current liabilities	4,614	17,034	21,648	6,742	28,390
Long-term debt	1,599	4,914	6,513	-	6,513
Asset retirement obligations	7,069	2,969	10,038	-	10,038
Deferred income and mining tax liabilities	-	-	-	5,097	5,097

Total liabilities	13,282	24,917	38,199	11,839	50,038

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 46

2015
Segmented information
concerning the consolidated				Exploration,
statement of comprehensive			Total	corporate
income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	66,012	77,721	143,733	-	143,733
Cost of sales	45,921	72,219	118,140	-	118,140

Gross profit	20,091	5,502	25,593	-	25,593

Exploration and project evaluation	2,683	4,600	7,283	152	7,435
Administration	-	-	-	9,809	9,809
Loss (gain) on disposal of long-term assets	(111)	15	(96)	(6)	(102)
Changes in asset retirement obligations at closed sites	691	-	691	123	814
Other expenses	1,693	-	1,693	-	1,693
Other revenues	(2,109)	(20)	(2,129)	(1)	(2,130)

	2,847	4,595	7,442	10,077	17,519

Operating earnings (loss)	17,244	907	18,151	(10,077)	8,074

Financial expenses	51	225	276	-	276
Financial revenues	(3)	(6)	(9)	(778)	(787)

Earnings (loss) before taxes	17,196	688	17,884	(9,299)	8,585

Addition of property, plant and equipment	3,054	48,938	51,992	106	52,098

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

RICHMONT MINES INC.	FINANCIAL STATEMENTS | Page 47

2014
Segmented information
concerning the consolidated				Exploration,
statement of comprehensive			Total	corporate
income	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	73,225	58,971	132,196	-	132,196
Cost of sales	60,132	51,608	111,740	-	111,740

Gross profit	13,093	7,363	20,456	-	20,456

Exploration and project evaluation	1,735	771	2,506	1,266	3,772
Administration	-	-	-	7,627	7,627
Loss on disposal of long-term assets	10	132	142	497	639
Other revenues	(63)	(32)	(95)	(7)	(102)

	1,682	871	2,553	9,383	11,936

Operating earnings (loss)	11,411	6,492	17,903	(9,383)	8,520

Financial expenses	83	186	269	-	269
Financial revenues	4	(8)	(4)	(432)	(436)

Earnings (loss) before taxes	11,324	6,314	17,638	(8,951)	8,687

Addition of property, plant and equipment	2,884	20,168	23,052	-	23,052

Current assets	16,727	8,041	24,768	34,790	59,558
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	8,861	77,184	86,045	2,152	88,197

Total assets	25,957	85,826	111,783	36,988	148,771

Current liabilities	6,918	12,504	19,422	5,299	24,721
Long-term debt	1,513	3,229	4,742	982	5,724
Asset retirement obligations	5,477	1,937	7,414	629	8,043
Deferred income and mining tax liabilities	-	-	-	2,326	2,326

Total liabilities	13,908	17,670	31,578	9,236	40,814

In 2016, 97% of precious metals have been sold through US financial institutions (65% in 2015 and 59% in 2014).

25.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2016 were approved for publication by the Board of Directors on February 17, 2017.

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